Management’s Discussion and Analysis

(The following discussion and analysis should be read in conjunction with the consolidated financial statements and the corresponding notes.

(Figures are expressed in Canadian dollars except where otherwise indicated)

February 13, 2006.

Overview

With the price of gold averaging US$445 per ounce during the year and having closed at US$513 at the end of fiscal 2005, the Company has focused its efforts in advancing the Atlanta Gold property in Idaho, USA (“Atlanta”) towards production in the near term, contingent upon completion of the Environmental Impact Study (“EIS”) and obtaining all requisite operating permits.

The Company also advanced its Brodeur Diamond property, located on the Brodeur Peninsula of Baffin Island, Nunavut (“Brodeur”).  An airborne survey was undertaken in 2004 over approximately 200,000 acres of the claim block covering 270,644 acres (1,095 sq. km) in northern Brodeur (“Jackson East and West”) and a second airborne survey was undertaken in 2005 over approximately 450,000 acres (1,821 sq. km) of the claim block covering over 980,000 (3,966 sq. km) in southern Brodeur running along the Vista River (“Vista”). The final results of the 2004 airborne survey were received by the Company in early 2005, and revealed as many as 78 new potential kimberlite drill targets. The preliminary results of the 2005 airborne survey were received by the Company in early 2006, and revealed additional new potential kimberlite drill targets.  The 2006 summer program will be finalized contingent on the final results of the 2005 airborne survey and drill cuttings analysis.

In August 2004, the Company entered into an agreement with Stornoway Diamond Corporation (“Stornoway”) in respect of Vista. Under the terms of this agreement, Stornoway has the option to earn a 51% interest in these claims by, among other things, incurring a minimum of $3 million in exploration expenditures on Vista over a three-year period. Prior to Stornoway having to elect to take up the option and commence expenditures, the Company is required to complete a minimum $900,000 exploration program mutually acceptable to the parties and to deliver to Stornoway a report thereon. The Company completed a 1,200-sample till sampling program in late 2004.  The samples were processed for kimberlite indicator minerals and sample results were microprobed in early 2005. Consequently, the Company undertook and completed the second airborne survey described above. Discussions are ongoing with Stornoway about whether it will be taking-up its earn-in option in 2006.  If Stornoway elects to take up the option, it will be obligated to incur within 12 months, a minimum of $1 million in exploration expenditures on Vista.  The Company anticipates receiving a decision from Stornoway in early 2006 about taking up the earn-in option on Vista.

The Company has an interest in 125 mining claims covering almost 7,000 acres (28.2 sq. km) comprising its Abitibi gold property located along the Abitibi gold belt in Eastern Quebec (“Abitibi”). The Company was granted options on 62 of the mining claims from Breakwater Resources Ltd. (“Breakwater”) in 2003 (the “Optioned Claims”) and had staked 63 additional claims later in 2003 (the “Company Claims”). In July 2005, the Company signed an option agreement with Stellar Pacific Ventures Inc. (“Stellar”) in respect of its 125 claims, whereby Stellar can earn a 51% joint venture interest in Abitibi by assuming the Company’s remaining commitment to Breakwater of $1,900,000 in respect of exploration expenditures on the Optioned  Claims and $25,000 in respect of annual payments on or before September 1, 2008.  Stellar has also agreed to fund a minimum $150,000 exploration program in late 2005 or early 2006 on the Company Claims.  If the option is exercised by Stellar, the Company will retain a 9% interest in the Optioned Claims and a 49% interest in the Company Claims. Stellar will be the operator of the joint venture provided it retains its 51% interest in Abitibi. Stellar paid $15,000 to the Company upon signing the agreement and carried out an exploration program of approximately $108,000 on the Normar portion of the Optioned Claims in 2005.

Throughout 2005, the Company was faced with a difficult cash flow situation which restricted management’s ability to advance the Company’s projects as quickly as had been intended.  In particular, completion of the EIS on Atlanta was delayed and it is currently anticipated that the EIS will be completed during 2007. The Company was able to alleviate the working capital deficiency largely by the completion of a significant equity financing in December 2005 with a Jipangu Canada Inc (“Jipangu”).  The Company’s working capital will be further improved provided the Company completes a second planned financing of $8,780,000 with Jipangu, which is expected to be completed in April 2006. Readers are cautioned however that completion of this financing remains subject to a number of conditions, as more fully described herein under “Liquidity and Capital Resources”.

Financial Summary

2005

During the year, cash increased by $1,056,218 (compared to an increase of $1,176,850 in 2004), as the Company was successful in raising gross proceeds in excess of $6,278,800 by means of equity private placements. Of this amount, $4,320,000 was obtained in December, 2005.  Pursuant to these financings, the Company issued a total of 48,620,678 common shares and 3,391,512 warrants (see “Liquidity and Capital Resources” below).  The proceeds of these financings were primarily used on mineral property and capital asset expenditures, which totaled $5,373,480 in 2005 (2004 - $5,561,091).  Of this total, $3,039,237 was development expenditures incurred on Atlanta (2004 - $4,571,863) as the Company made progress in completing the EIS and securing the necessary permits, revising the design of the heap leach pad, thereby reducing its environmental impact, and implemented a water treatment program for the historic 900 level adits. Progress on these matters was delayed during the latter half of 2005 as a result of the working capital deficiency.  With the feasibility study having been completed on Atlanta in November 2004, the objective of the Company is to bring Atlanta into production in the near term contingent upon completing the EIS and on obtaining requisite permits. In June 2005, the Company signed an agreement with Investec Bank (UK) Limited (“Investec”), whereby Investec has been mandated to arrange and underwrite up to US$33 million in financing for Atlanta, subject to Investec completing due diligence in respect of the Company and the Company completing the EIS and attaining the necessary permits.   As this project advances, the Company anticipates that the majority of its expenditures in 2006 will continue to be in respect of Atlanta, with funds required for construction, additional personnel and equipment at Atlanta expected to be arranged through Investec.

Exploration expenditures of $2,147,327 incurred by the Company on Brodeur in 2005 were primarily in connection with conducting the airborne survey, a reverse circulation drill testing program of magnetic anomalies reported from the 2004 airborne survey, and a 38-sample till and soil sampling program taken during the 2005 drill program on Brodeur.  In comparison, 2004 exploration expenditures on Brodeur of $1,619,640 were primarily incurred in undertaking a 1,200-sample till sampling program. In 2006, exploration spending on Brodeur is expected to increase, since its two core claims, Slot and Freightrain, staked in 1998, become mining leases ten years after staking, and, thus, the Company will be required to implement a detailed program, including drilling and sampling to justify the conversion.

Cash from head office activities increased during 2005 by $444,043 (compared to a decline in 2004 by $1,793,231), primarily because amounts owing to suppliers for work incurred during the year accumulated until the Company secured additional financing late in 2005. Also, head office expenses in 2005 of $993,151 declined from the same period in 2004 ($1,200,556). Higher professional fees arising from the financings undertaken by the Company in 2005 and higher service fees due to suppliers, were more than offset by: (i) lower travel costs incurred 2005; (ii) employee benefits accrued in prior years and reversed in 2005; and (iii) $50,983 of $110,542 in Part Xll.6 tax, incurred in 2004 in respect of 2003 flow through financing, was refunded in 2005.

During the year, the Company recorded an income tax recovery of $237,186 (compared to an income tax provision of $4,574,200 in 2004), in respect of charges taken in the current year for write-downs of $1,500,000 taken on Brodeur and TORNGAT.

2004

During the year, cash increased by $1,176,850 (compared to a decline of $931,183 in 2003), as the Company was successful in raising gross proceeds of $9,261,275, by means of equity private placements.  Pursuant to these financings, the Company issued a total of 42,322,888 units (consisting of shares and warrants) (see “Liquidity and Capital Resources” below).  The proceeds of these financings were primarily used on mineral property and capital asset expenditures, which totaled $5,561,091 in 2004 (2003 - $4,793,663).  Of this total, $4,571,863 was development expenditures incurred on Atlanta (2003 - $1,701,136) as the Company completed the feasibility study, continued with preparation of the EIS and prepared for the commencement of the mine construction phase.   The Atlanta property was reactivated in late 2002, with extensive activity continuing in 2003, when the feasibility study and EIS process commenced, and extensive work continued throughout 2004, with assaying, test work, and environmental analysis also being undertaken.  With the feasibility study having been completed in November 2004, the objective of the Company is to bring Atlanta into production in the near term contingent upon completing the EIS and obtaining requisite permits.

Exploration expenditures incurred by the Company in 2004 were primarily the result of the 1,200 sample till sampling program on Vista at Brodeur, which totaled $1,619,640 (2003 – $1,410,809).  The increase in expenditures on Brodeur in 2004 compared to 2003 was primarily due to the Company complying with the agreements with Kennecott Canada Exploration Inc (“Kennecott) (prior to termination) and Stornoway to complete exploration programs on Jackson East & West and Vista, respectively.

Cash from head office activities declined during 2004 by $1,793,231 (compared to an increase in 2003 by $1,053,018), primarily because amounts owing to suppliers for work incurred in 2003 were paid in 2004.  Also, head office expenses in 2004 of $1,200,556 were higher compared to the same period in 2003 ($1,036,376) mainly due to higher professional fees arising from the financings undertaken by the Company in 2004 and the negotiations with Kennecott and Stornoway, higher travel costs in 2004 incurred in marketing the financings and as a result of the incurrence of $110,542 in Part XII.6 tax in respect of flow-through financing completed in 2003.  This compared to $88,659 incurred in 2003 in Part XII.6 tax in respect of 2002 flow through financing.

During the year, the Company recorded an income tax provision of $4,574,200 which includes a valuation allowance of $3,416,202 in respect of non-capital looses carried forward that will, more likely than not, expire before they are utilized.

2003

General and administrative expenses for the year ended December 31, 2003 increased compared to the same period in 2002, primarily because (a) Part Xll.6 tax was incurred in 2003 whereas none was incurred in 2002, and (b) an additional salary that was incurred when the Company hired a Vice President, Exploration.  The position was vacated in September 2003 and a replacement was not named.  Offsetting these increases was a sharp decline in investor relations costs primarily because of the largely non-brokered financing completed during the year (note 6 (d)), compared to the brokered financing carried out in 2002.  Interest income for the year remained unchanged from 2002 because the bank balances were relatively the same throughout both 2003 and 2002.  Since the Company pays its Atlanta costs in US dollars, the stronger Canadian dollar resulted in a foreign currency gain for the year.

Five Brodeur mining claims were allowed to lapse during the year and as a result, the Company has written off total acquisition and exploration costs of $31,219 related to these lapsed claims.

Mineral property expenditures incurred in 2003 were significantly higher than in 2002 primarily because: (a) over $1,600,000 was spent on a 22,000-metre BQ (35mm) core-drilling program and sample assaying at Abitibi; (b) over $1,700,000 was incurred on Atlanta, specifically for base line work on flora and fauna, air and water quality, as the Company commenced the EIS preparation stage in July 2003; and (c) over $1,400,000 was spent on Brodeur, primarily on a ground magnetometer survey, a soil sampling program, and two major claim-staking campaigns carried out during the year.  Since the Company’s focus in 2003 was on Abitibi, Atlanta and Brodeur, expenditures on TORNGAT and Indonesia were essentially limited to that required to renew permits and annual filings, as the Company sought joint venture participation to advance both properties.

Capital Expenditures

Atlanta:

In 2005, mining expenditures of $2,818,637 were focused predominantly on project engineering and developing a water treatment program for the historic adits at the site and advancing the EIS.  On the EIS, significant progress was made on planning for transportation, water supply, and facilities sites.  The design of the heap leach pad was revised, reducing its environmental impacts, and improvements were made to the operating plans for process water control, minimizing the need for Land Application Disposal, but incorporating plans for a new source water discharge permit. This compares with expenditures of $4,385,293 incurred in 2004 primarily on completing the initial wildlife survey, monitoring water and air quality, designing geo-technical facilities, entering into an option to lease the work camp site and water rights for ten years, and supervising engineering activities carried out in connection with the feasibility study, completed in November 2004, and the EIS.

Brodeur:

The Company incurred $2,114,153 during 2005 on a 14,588 line-km aeromagnetic survey over half of the Vista claims and a portion of Jackson East claims, and on a reverse circulation drill testing program on magnetic anomalies reported from the 2004 airborne survey.  This compared to $1,033,195 incurred during 2004, when the Company completed the processing and diamond indicator mineral selection from 1,213 till samples collected on Vista.  In late 2005, the Company filed assessment reports with Indian and Northern Affairs Canada (“INAC”) in respect of field work carried out from 2002 to 2005 and paid filing fees of $29,694, based on $0.10 per acre of claims filed (assessment reports for 2002 and 2003 were refiled in 2005, after they were incorrectly filed in 2003). After completing the 2005 summer program and filing the assessment work, the Company has concluded that it will retain 314 mining claims covering 737,000 acres (2,983 sq. km) that the Company believes have the greatest potential for locating diamonds. Consequently, the remaining 218 mining claims have been abandoned and a write down of $800,000 was taken in the current year. The Company expects confirmation of assessment work to be received from INAC in the first quarter of 2006.  Following receipt of this confirmation and a decision from Stornoway on its earn-in option, the Company will then be able to better determine what the nature and extent of the 2006 summer exploration program will be.

Abitibi:

In July 2005, the Company received $40,000 from Stellar in respect of a $15,000 signing fee and $25,000 for the 2005 annual rental payment due to Breakwater. In 2004, the Company incurred expenditures of $75,932, paid $25,000 in accordance with the terms of its option agreement with Breakwater and returned twenty-nine claims to Breakwater. As at December 31, 2005, the Company has incurred, or optioned to Stellar, sufficient exploration expenditures, paid all relevant filing fees and has filed all relevant assessment reports with the Quebec Ministry of Natural Resources (“QMNR”) to maintain all of its remaining Abitibi mineral claims in good standing until September 1, 2007, assuming Stellar completes the expenditures necessary to exercise its option.

Torngat:

During 2005, TORNGAT remained on care and maintenance. In July 2005, the Company elected to retain only those holdings in TORNGAT which showed the greatest potential for diamonds; specifically one permit (50 sq. km) was renewed and thirty-four claims were staked. The two other permits were not renewed and, consequently, the Company took a write down of $700,000 in the current year. This enabled the Company to apply its existing excess work credits over a more narrowly defined area thereby ensuring that sufficient expenditures have been incurred such that its mining permit and 34 mining claims remain in good standing until 2009. In addition, beginning in 2006, annual filing fees are reduced to $8,492 from $35,970. The Company believes that consolidating its TORNGAT holdings will prove to be beneficial in attracting potential partners to assist in advancing TORNGAT.

Layuh:

The Company’s Layuh gold property in Kalimantan, Indonesia (“Layuh”) had been on care and maintenance since 1999. At the end of fiscal 2004, the Company wrote-off Layuh’s carrying value because it decided to focus its time and effort on its North American mineral properties. However, the Company retains an 85% interest on the Layuh gold property and will continue pursuing it with third party participants.

After writing off the Layuh property in 2004, the Company has mining properties in Canada and United States.  Corporate administrative activities are carried out from Canada.  The Company has an interest in four mineral properties, of which two are gold properties and two are diamond properties. However, since 2004, the Company’s activities have been principally focused on Atlanta and Brodeur.

The Company files assessment reports in respect of its Canadian mineral properties (i.e. Brodeur, Torngat, and Abitibi) that are required to keep the properties in good standing and to maintain the Company’s rights in such properties.  The Company may decide to allow certain non-productive claims or permits to lapse, and thereby lose some or all of its interest in such properties.  Currently, the Company has incurred sufficient exploration expenditures, paid all relevant filing fees and has filed all relevant assessment reports with QMNR or INAC to keep the number of Canadian mineral claims and permits in good standing as follows:

Mineral properties	Number of claims	In good standing until
TORNGAT diamond property	One P.E.M & 34 claims	July 2009
Brodeur diamond property	314 mining claims	May 2006
Atlanta Gold property	115 unpatented mining claims	August 2006
Abitibi gold property	125 mining claims	July 2006

Liquidity and Capital Resources

In fiscal 2005, the Company raised aggregate gross proceeds of $6,278,800 by means of equity financings (compared to $9,260,000 raised in 2004) consisting of 6,955,832 flow-through shares issued at prices of $0.12 and $0.18 per flow-through share, 36 million common shares issued at $0.12 per share and 5,664,846 common share units issued at prices ranging from $0.12 to $0.22, of which 318,181 units consisted of one common share and one common share purchase warrant and 5,346,665 units consisted of one common share and one half of one common share purchase warrant. All warrants are exercisable for two years from the date of issue with exercise prices ranging from $0.18 to $0.24 per share. Pursuant to one of the flow-through financings, the Company issued 400,000 warrants as payment of commissions and advisory fees, exercisable at

$0.12 per share.  The Company also paid fees of $59,840 in connection with the financings. Of the aggregate amount raised, $4,980,000 was raised during the fourth quarter of 2005.

Pursuant to the various financings, four directors of the Company subscribed for 387,777 flow-through shares and 3,616,665 common share units for aggregate proceeds to the Company of $720,800. 1,808,331 warrants included in the units subscribed for by the directors are exercisable at $0.24 per share.

The non-brokered financing completed with Jipangu in December 2005, resulted in Jipangu owning 19.9% of the Company’s outstanding shares.  In addition, Jipangu and the Company signed a letter of intent which allows Jipangu to subscribe for and purchase by April 4, 2006, 63,854,545 common share units at $0.1375 per unit for gross proceeds to the Company of $8,780,000. Each unit will consist of one common share and 0.8 warrants with each whole warrant exercisable at a price of $0.17 per share. Completion of this private placement is subject to the satisfactory completion of due diligence by the investor, the execution of formal agreements by the Company and Jipangu, and the approval of the Company’s shareholders.  Shareholder approval is expected to be sought at the upcoming annual and special meeting of shareholders of the Company to be held in March, 2006.  With these funds, together with the $4,980,000 raised in December, 2005, the Company anticipates that it will have sufficient funds to adequately finance the planned expenditures on Atlanta and Brodeur described above, as well as for general working capital purposes for all of the 2006 calendar year.  If the second financing with Jipangu is not completed, the Company will need to obtain alternative sources of funds which could result in delays in planned operations at the Company’s projects.

During the year, refundable mining duties in excess of $118,000 were received from the QMNR. The Company is required in 2006 to incur Canadian Exploration Expenditures (“CEE”) of $506,511 arising from the issuance of flow-through shares of $594,500 in late 2005.

In December 2004, the Company renewed its office and equipment leases resulting in operating lease commitments for these leases totaling almost $301,000 until January 2010 as follows:

Year	Payments due $
2006	74,000
2007	74,000
2008	75,000
2009	76,000
2010	2,000

The Company has made commitments in respect of its mineral properties that are required to keep the various properties in good standing as follows:

Year	Brodeur	TORNGAT	Abitibi	Atlanta - $US
2006	150,000 (1)	8,492	- (2)	210,000
2007	150,000	8,492	- (2)	70,000
2008	150,000	8,492	- (2)	70,000
2009	150,000	8,492	- (2)	20,000
2010 – 2011	-	-	-	20,000
2012 – 2015	-	-	-	10,000

(1) Paid to Helix Resources Inc. on January 8, 2006.  Payments are to be made annually until the production of 500,000 carats of diamonds or the termination of the existing claims purchase agreement with Helix.

(2) Annual rental payment has been assumed by Stellar.

The Company must incur expenditures of $3,500,000 by September 2008, on the Optioned Claims granted to the Company by Breakwater in 2003 to earn a 60% interest on the Optioned Claims.  Expenditures must be incurred as follows:

On or before	Exploration expenditures incurred $
2004	150,000
2005	350,000
2006	600,000
2007	1,000,000
2008	1,400,000

To date, the Company has incurred almost $1,700,000 in expenditures at Abitibi in respect of the Breakwater Agreement and Stellar has assumed up to $1,900,000 in expenditures on Abitibi, pursuant to the terms of the option agreement signed in July 2005.

Selected Annual Information

The following sets forth selected financial data for each of the three most recently completed financial years, prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  All amounts (except per share amounts) are expressed in thousands of Canadian dollars.

	2005	2004	2003
Total Revenues (1)	Nil	Nil	Nil
Loss before discontinued operations and extraordinary items	2,229	7,144	105
Loss per share	0.016	0.071	0.001
Net loss	2,229	7,144	105
Net loss per share	0.016	0.071	0.001
Total assets	41,786	37,134	31,782
Total long-term financial liabilities	Nil	Nil	Nil
Cash Dividends per share	Nil	Nil	Nil

(1)

The Company is a development-stage company and does not generate revenue.

The net loss in 2005 is lower than that incurred in 2004 but higher than that incurred in 2003 primarily as a result of a future income tax provision of $4,574,200 taken in 2004, including a valuation allowance of $3,416,202 taken in respect of Canadian non-capital losses carried forward that are likely to expire without being utilized. In 2003, the net loss was reduced by a future income tax recovery of $922,135 which was recorded, including a valuation allowance of only $55,180 taken in respect of unused Canadian non-capital losses carried forward. In addition, the lower loss recorded in 2005 compared to 2004 was due to the Company having taken a lower charge in respect of the carrying value of its mineral properties in 2005. General and administrative costs incurred in 2005 were $207,405 lower than in 2004, mostly due to (i) receipt of a refund in 2005 of Part XII.6 tax paid in 2004 in respect of 2003 flow through financing; (ii)

reversing employee benefits that accrued in prior years, and (iii) five months of rent-free office lease costs, which was partially offset by interest expense increasing in 2005 by $65,068 over that incurred in 2004 as a result of interest charges incurred from delays in paying suppliers. Professional fees increased in 2005 while travel costs declined compared to 2004 partially as a result of the engagement of an investor relations firm to assist the Company in investor relations.  Also, a gain of $22,324 was realized from foreign exchange transactions in 2005, compared to a gain of $79,325 realized in fiscal 2004, reflecting the smaller increase in 2005 in the Canadian dollar exchange rate relative to the U.S. dollar as compared to the increase in 2004.

On May 25, 2005, the Idaho Conservation League (“ICL”)  filed a complaint alleging that Atlanta Gold Corporation (“Atlanta Gold”), the Company’s wholly-owned subsidiary, was in violation of the United States Clean Water Act by allowing drainage from a historic underground mine adit to discharge into a local creek. The United States Environmental Protection Agency ("EPA") and the United States Forest Service ("USFS") have indicated satisfaction with the initiatives taken to date by Atlanta Gold, including commencement in May 2005 of the installation of water treatment facilities for this historic mine drainage. On December 8, 2005, an out-of court settlement on the complaint was approved by the federal district court which confirmed Atlanta Gold’s requirement to complete construction of the water treatment facilities by December 1 2005, Atlanta Gold’s commitment to create a fund of US$25,000 to be used for additional environmental projects benefiting water quality in the area and to pay $6,000 towards ICL’s legal fees. In January 2006, the Company paid US$31,000 in respect of the environmental projects fund and the legal fees of ICL. While progress has been made towards installing two new ponds, ICL has concurred with Atlanta Gold’s assessment that bad weather will likely delay completing the water treatment facilities until spring 2006.

Summary of Quarterly Results

During the fourth quarter of 2005, the Company’s cash position increased by $2,942,290 compared to $1,759,222 during the same period in 2004. $532,362 was invested during the quarter on its mineral properties (2004 - $1,966,312), including $404,381 (2004 - $1,332,118) on Atlanta and $103,408 (2004 - $604,405) on Brodeur (see “Capital Expenditures” below), and these outlays were offset by net proceeds received during the quarter from completed private offerings of securities of the Company of $4,890,500 (2004 - $4,223,372), net of $187,105 (2004 - $672,995) share issue costs (see “Liquidity and Capital Resources” above).  Of this amount, $4,320,000 was obtained upon completion of a private placement in mid-December 2005 with Jipangu.  A refundable tax credit of $104,716 in respect of 2003 exploration expenditures incurred in Quebec was also received by the Company from the QMR in the last quarter of 2004.  During the quarter, an accrual of $140,000 in respect of vacation time not used by senior management was reversed. Also, during the quarter, salary costs of $32,873 in respect of senior management were incurred but not paid by the Company, as management elected to defer receipt of such compensation until the Company’s had secured the first Jipangu closing of $4,320,000 in December 2005. Senior management had previously deferred $43,000 of its salary during the same period in 2004, in recognition of the liquidity restrictions then facing the Company. The decreased expenditures incurred on both Atlanta and Brodeur during the fourth quarter of 2005 compared to the same period for 2004 reflected the decline in field work performed on both properties as the Company, in addition to awaiting the release of results of samples from processing laboratories, was also faced with cash flow restrictions for much of the year.  As a result of most of the financing being secured in December 2005, this also resulted in project activities at Atlanta, including the EIS process, being delayed for part of the year.  After securing the $4,320,000 financing in December 2005 and assuming that a further $8,780,000 of financing will be secured in April 2006, the Company currently anticipates that expenditures on both Atlanta and Brodeur will increase in fiscal 2006.

General and administrative costs incurred during the fourth quarter of 2005 were $96,313 compared to $388,406 during the same period in 2004.  Higher professional fees incurred in the fourth quarter of 2005, compared to expenses incurred during the same period in 2004, were more than offset by vacation accrual reversed, lower head office and travel costs incurred, and because of lower Part XII.6 tax incurred in the fourth quarter of 2005. Interest expense of $56,501 was incurred during the fourth quarter of 2005, compared to $40,000 in 2004 reflecting longer than expected delays in paying amounts due to suppliers while awaiting additional funding.  The Company benefited from the appreciating value of the Canadian dollar because amounts due to Atlanta contractors and suppliers were denominated in U.S. dollars.  The gain realized from foreign exchange transactions during the fourth quarter of 2005 was relatively the same compared to the gain realized for the same period in 2004.

The following table discloses certain financial data for the eight most recently completed quarters, expressed in Canadian dollars (thousands)(except per share data - basic and fully diluted):

Period	Total revenues (1)	General and administrative expenses	Net loss (gain)	Loss / (gain) per share
Quarter ended December 31, 2005 Quarter ended September 30, 2005 Quarter ended June 30, 2005 Quarter ended March 31, 2005	- - - -	96 266 326 305	876 (2) 89 (3) 1,027 (2)(3) 237 (3)	0.006 0.000 0.008 0.002
Quarter ended December 31, 2004 Quarter ended September 30, 2004 Quarter ended June 30, 2004 Quarter ended March 31, 2004	- - - -	388 273 258 281	6,316 (2)(3) 255 258 315	0.062 0.003 0.003 0.003

(1)

Since the Company is a development-stage company, it does not generate any revenue.

(2)

Includes write down of mineral property costs of $800,000 taken in the fourth quarter of 2005, $700,000 taken in the second quarter of 2005, and $1,450,626 taken in the fourth quarter of 2004 and future income tax recovery of $237,186 taken in 2005 and income tax provision of $4,574,200 taken in 2004.

(3)

Includes stock based compensation expense of $2,610 incurred in the third quarter of 2005; $5,458 incurred in the second quarter, $42,380 incurred in the first quarter of 2005, and $19,430 incurred in fourth quarter of 2004.

Exploration work, particularly at Brodeur and TORNGAT, is significantly affected by the weather and light conditions that prevail in the Canadian Arctic in the Fall and Winter seasons.  The level of the Company’s activities at Atlanta and Abitibi are also somewhat impacted by winter weather conditions.  These factors may result in lower overall levels of activity on the Company’s properties during these seasons.  However, as a property advances toward the production stage and permanent facilities are constructed, the impact of adverse weather conditions on operations diminishes

Share Capital of the Company

As at February 13, 2006, the Company had 182,206,442 common shares outstanding, incentive stock options outstanding to purchase 5.900,000 additional common shares with exercise prices ranging from $0.175 to $0.63 per share and warrants to purchase 48,946,036 common shares of the Company with exercise prices ranging from $0.12 to $0.50 per share. Stock options outstanding expire between June 2006 and February 2011.  Warrants outstanding expire between February 2006 and November 2007.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Transactions with Related Parties

During 2005, included in the private placements completed in July 2005, were 3,616,665 common share units and 387,777 flow through shares placed with four directors of the Company.  One of the directors is also an officer of the Company and the other three are external directors of the Company. These directors also hold notes payable by the Company (“Notes”) totaling $734,312. The Notes are unsecured, due on demand and bear interest at the rate of 5% per annum.  At December 31, 2005, officers of the Company were owed $715,564, including $404,312 on one of the Notes, and $311,252 on accrued payables, and unpaid salaries and benefits. $14,733 in interest was paid to the four directors in respect of their Notes in 2005. In February 2006, two of the directors were issued a total of 1,222,222 common shares of the Company in satisfaction of the principal amount owed under their Notes totaling $220,000.

Critical  Accounting Estimates

Estimates were used in 2005 to record a provision (recovery) for future income taxes, stock-based compensation and to assess whether there was any impairment in the carrying value of any of the Company’s mineral properties. Future income taxes arise from the recognition of the tax consequences of temporary differences by applying tax rates likely to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The Company records a future income tax asset when it believes that it is, more likely than not, to be realized. The fair value of stock-based compensation assumed a risk-free rate of 4.0%, an expected life of 2.8 years and an estimated volatility in the market price of the common share set at 44%. After the feasibility study on Atlanta was completed in November 2004, a more accurate measurement of the cash cost per ounce and total proven and probable gold reserves of Atlanta. were used to assess if a write-down or write-off was required in respect of the carrying value of Atlanta. Since the Company’s other mineral properties are in the exploration stage, no such data is available, and hence, less accurate estimates are used to assess impairment in their carrying values. Actual results could differ from those reported.

Changes in Accounting Policies including Initial Adoption

Stock options

The Company issues stock options from time to time to its employees, officers, directors and consultants to the Company.  Commencing in 2002, the Company adopted new recommendations for accounting for stock options, whereby disclosure of the pro forma effect of any options granted in the current year is made using the fair value method of accounting.  Commencing in 2004, all stock based compensation awards (including stock options) are expensed as incurred and will be permitted retroactive application, without restatement, of recognition provisions to awards not previously accounted for at fair value in accordance with Canadian Accounting Standards Board (AcSB).  Stock based compensation expense for fiscal 2005 was $50,447 (compared to $19,430 for fiscal 2004). The cumulative total of $646,145 in respect of stock based compensation expense incurred in 2002 and 2003 was applied to the accumulated deficit at the start of the 2004 fiscal year.

Disclosure Controls

The Company's Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining the Company's disclosure controls and procedures. Access to material information with respect to the Company is facilitated by the small size of the Company's senior management team. The CEO and CFO, after evaluating the effectiveness of the Company's disclosure controls and procedures as of December 31, 2005, have concluded that the Company's disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its subsidiaries would have been known to them.

Uncertainties and Risk Factors

The Company does not currently hold any interest in a mining property in production and its future success depends upon its ability to find, develop, exploit and generate revenue from mineral deposits.  Exploration and development of mineral deposits involve significant financial risks, which even a combination of careful evaluation, experience and knowledge may not eliminate and there can be no assurance that any of the Company’s current projects will ultimately be developed into a profitable mining operation.  A number of factors beyond the control of the Company may affect the marketability of any diamonds, gold or any other minerals discovered.  Resource prices have fluctuated widely and are beyond the Company’s control.  Revenue and profitability will be determined by the relationship of the Company’s production costs and in respect of diamonds, the relative quality of the diamonds extracted and in respect of gold, the recovered grade of gold, to resource prices.  The effect of these factors cannot accurately be predicted.  The Company has limited financial resources and there is no assurance that additional funding will be available to it for further exploration and development of its projects or to fulfill its obligations under applicable agreements.  Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable.  Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the Company’s properties with the possible dilution or loss of such interests.  In particular, as Atlanta advances toward production, significant project financing, whether by way of equity, debt or a combination thereof, will be required to construct the mine and related facilities and to acquire the necessary equipment.  While management believes that Atlanta will be an attractive project for potential investors, there can be no assurance that sufficient financings will be obtained on terms favourable to the Company or in a timely manner.  The operations of the Company require licenses and permits from various governmental authorities and while the Company currently holds all necessary licenses and permits required to carry on its activities and believes it is complying with such licenses, permits and all applicable laws and regulations, such licenses, permits and laws are subject to change and there can be no assurance that the Company will in future be able to obtain all necessary licenses and permits, including those permits necessary to commence construction on Atlanta.  Furthermore, the cost of complying with changes in governmental laws and regulations has the potential to reduce the profitability of future operations.  The acquisition of title to mineral projects is a very detailed and time-consuming process and although the Company has taken precautions to ensure that legal title and interest to its properties are properly recorded, there can be no assurance that the interests of the Company in any of its properties may not be challenged or impugned.  In management’s view, there has been no material change in the nature or magnitude of any of the risks faced by the Company during fiscal 2005 from those risks faced by the Company in prior years.

Forward Looking Statements

Statements in this report that describe the Company’s objectives, estimates, expectation or predictions and other statements in this report preceded by words such as “should, “anticipate” or similar expressions may be “forward looking statements” within the meaning of applicable securities legislation.  The Company cautions that such statements involve risk and uncertainty and that actual results could differ materially from those expressed or implied.  Important factors that could cause differences include, but are not limited to, global diamond and gold prices and supply and demand, changes in government regulation, competitive factors, litigation and other factors including those set out in the annual report on the Annual Information Form of the Company as filed with securities regulatory authorities.

Additional information relating to the Company, including the Company’s Annual Information Form, may be accessed by visiting the SEDAR website at www.sedar.com.